GREENE FINANCIAL SERVICES, INC

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor's Reported dated January 8,2021 relating to the balance sheets of Norcor Technologies Corporation as of December 31, 2020 and December 31, 2019, and the related statements of operations and cash flows for the years then ended, and the notes to the financial statements.

Daniel Greene, Public Accountant
Charlotte, NC
March 1, 2021